UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2024

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [  ]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2024

EDAP TMS S.A.

/s/ KEN MOBECK
KEN MOBECK
CHIEF FINANCIAL OFFICER

June 4th, 2024

Dear Fellow Shareholders:

Looking back, 2023 proved to be a very productive and successful year for our company. We achieved both record revenue and placed a record number of Focal One systems, establishing robotic HIFU as a fast growing treatment modality for the management of prostate cancer. We also experienced strong Focal One procedure growth, which reflects increasing adoption of robotic HIFU technology, as well as our growing installed base of Focal One systems.

In parallel with our commercial success, we also achieved significant clinical and regulatory milestones throughout the year. In December, we announced a positive opinion for reimbursement from the French National Authority for Health (HAS) for the treatment of localized prostate cancer with HIFU technology. In July, we announced reimbursement approval in Switzerland for the use of HIFU in the treatment of prostate cancer, enabling Swiss patients to have greater access to a precise and effective treatment option with the potential of fewer side effects. Earlier in 2023, we announced the approval of our ExactVu™ micro-ultrasound biopsy platform in Japan, which represents the second largest market for advanced medical device technology in the world.

We also made significant progress in our clinical pipeline in 2023, highlighted by the progress on our Phase 2 and Phase 3 clinical trials evaluating Focal One robotic HIFU technology to treat women with deep infiltrating endometriosis. Of particular note, FDA recently granted Breakthrough Device designation for Focal One for the treatment of deep infiltrating endometriosis, which speaks to the importance of developing new treatment approaches for addressing this painful and debilitating condition impacting thousands of women each year. We look forward to sharing topline results from the study in the second half of 2024.

EDAP has also taken steps to ensure that our board and senior leadership continues to evolve as we redefine the treatment paradigm for prostate cancer. In December, we appointed Lance Willsey, MD, as a new independent director who brings a strong expertise in both urology and prostate cancer. Dr. Willsey also has an accomplished background in serving healthcare and cancer focused companies, and in his brief time on the Board, he has already made significant contributions to help guide our corporate strategy. More recently, we also announced the appointments of two international senior executives, Damien Desmedt and Alexander Fromm, who each bring significant commercialization experience in the field of disruptive, robotic capital equipment.

As previously noted on our first quarter earnings call, this year’s EAU and AUA meetings were major successes for EDAP, showcasing the growing brand recognition for our best-in-class Focal One robotic HIFU platform. A major impact at both of these scientific meetings was the final results from the HIFI study, which provided conclusive clinical evidence that treatment with robotic HIFU technology was at least equivalent to surgery (radical prostatectomy), but with the added benefit of improved functional outcomes with respect to both erectile function and urinary continence. As results from the HIFI study become more widely disseminated amongst the urology community, we anticipate seeing a positive impact on the demand for our leading Focal One platform.

Looking ahead in 2024, we believe that, despite the impact from inflation, the U.S. economy still appears to be resilient. From our perspective, the current economic backdrop is translating into capital expenditure budgets for hospitals and urology practices that are relatively stable, with a modest elongation to some purchasing cycles. Nonetheless, we believe a growing number of hospitals and clinics view Focal One as a clinically necessary, strategic investment that will enable urologists to remain at the forefront of prostate cancer management. Based on these underlying dynamics, we believe our Focal One pipeline will continue to remain strong throughout 2024 and beyond, and we remain fully engaged in productive discussions with existing and potentially new customers.

Finally, we would like to acknowledge all of the hard work and dedication of our employees who have helped make such important contributions to our ongoing success and growth. We have carefully selected an extraordinary group of individuals to both lead and contribute across our Focal One capital and clinical sales teams, and each day our relationships with key stakeholders continue to strengthen. We are very excited about our progress and what it means for our future.

In this context, we are pleased to convene our shareholders in a General Meeting on June 28, 2024, and would like to take this opportunity to request your support for the attached resolutions, as detailed in the enclosed Board of Directors’ report. You will be requested to vote for resolutions submitted to the Ordinary General Meeting of Shareholders and to the Extraordinary General Meeting of Shareholders.

EDAP TMS SA - General Assembly Meeting of Shareholder - June 28, 2024

Resolutions submitted to the Ordinary General Meeting address the approval of the Company’s 2023 fiscal year accounts and related corporate activity, the renewal of our Statutory auditors’ mandate, the confirmation of two Directors’ mandate, the compensation of the Board of Directors and the appointment of a new Director. In that respect, we have identified Ms Fran Schulz as a new Director and whose appointment is submitted to your approval. Ms Schulz has deep experience in audit and finance as well as strong knowledge with SEC regulated companies. Ms Schulz will be of great support as we move forward in expanding our strategy to grow our business while also building a stronger and more experienced board team with the goal of increasing shareholders value.

Resolutions submitted to the Extraordinary General Meeting address the reduction of the Board mandates’ duration from six years to two years to conform U.S. domestic standards as well as an update of our by-laws to align with the latest legal provisions.

We also submit to your approval resolutions to renew the validity of some resolutions which would provide the Company with the necessary legal frame to address potential strategic moves and strengthen its long-term growth, in accordance with French and international standards. Finally, we are submitting resolutions which would allow the Board to allocate stock-option or free shares to some selected high-performance employees of EDAP in light with our U.S. and international expansion plan.

We invite you to read the Company’s Form 20-F Report relating to the 2023 fiscal year, filed with the SEC on March 28th, 2024, and available on the Company’s website www.edap-tms.com, Investor Relations section.

As always, the use of these delegations, if at all, will be done in light of the ultimate interest of the Company and its Shareholders.

We would like to thank our shareholders for your continued support, and I look forward to sharing with you additional progress throughout 2024.

Sincerely,

The Board of Directors

EDAP TMS S.A.

EDAP TMS SA - General Assembly Meeting of Shareholder - June 28, 2024

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4.858.530,56 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

Vaulx-en-Velin, June 4, 2024

NOTICE

On Friday June 28, 2024, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 15h00 (French Time)

at EDAP TMS’s headquarters

4, rue du Dauphiné,

69120 Vaulx-en-Velin, France

to consider the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

1.	The special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code;

2.	The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2023; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2023 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2023 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the results for the fiscal year ended December 31, 2023;

4.	Renewal of the term of office of KPMG SA as Principal Statutory Auditor;

5.	Ratification of the provisional appointment of Mr. Ryan Rhodes as a member of the Board of Directors;

6.	Ratification of the provisional appointment of Mr. Lance Willsey as a member of the Board of Directors;

7.	Appointment of Ms Fran Schulz as a member of the Board of Directors;

8.	Determination of total compensation to be granted to the Board of Directors for the fiscal year 2023 in accordance with the provisions of Article L. 225-45 of the French Commercial Code;

9.	Determination of total compensation to be granted to the Board of Directors for the fiscal year 2024 in accordance with the provisions of Article L. 225-45 of the French Commercial Code;

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AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

10.	Reduction of the term of office of Directors from six years to two years and the corresponding amendment of Article 13 of the Company’s by-laws;

11.	Amendment of the Company’s by-laws to align them with applicable legal provisions;

12.	Modification of the quorum requirements for shareholders’ meetings and the corresponding amendment of Articles 23 and 24 of the Company’s by-laws;

13.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders;

14.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code);

15.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code;

16.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

17.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

18.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

19.	Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital;

20.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations;

21.	Delegation to the Board of Directors to grant stock options of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with Articles L. 225-177 et seq. of the French Commercial Code with automatic waiver of the shareholders’ subscription rights;

22.	Delegation to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription rights;

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23.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code;

Note: As per Depositary Agreement dated July 31, 1997 and amendment dated April 7, 2008, signed between Bank of New York Mellon (the “Depositary”) and the Company, if no voting Instruction is received by the Depositary from a Holder with respect to any of the Securities represented by American Depositary Shares (“ADSs”) on or before the Receipt Date (Record Date), or if the voting Instruction is improperly completed or blank, or if the voting instructions are illegible or unclear, such Holder of ADSs shall be deemed to have instructed the Depositary to vote such ADSs and the Depositary shall vote such ADSs in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

EDAP TMS SA – Agenda to the June 28, 2024 Ordinary and Extraordinary General Meeting of Shareholders

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This is a free translation and summary of the French language version of the Report of the Board of Directors and is supplied solely for information purposes. Only the original version in French language of Board Report has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,886,299.48 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx-en-Velin, France

Lyon Registry of Commerce 316 488 204

Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 28, 2024

Ladies and Gentlemen,

We have called this Ordinary and Extraordinary Shareholders’ Meeting to vote on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

1.	The special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code;

2.	The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2023; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2023 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2023 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the results for the fiscal year ended December 31, 2023;

4.	Renewal of the term of office of KPMG SA as Principal Statutory Auditor;

5.	Ratification of the provisional appointment of Mr. Ryan Rhodes as a member of the Board of Directors;

6.	Ratification of the provisional appointment of Mr. Lance Willsey as a member of the Board of Directors;

7.	Appointment of Ms Fran Schulz as a member of the Board of Directors;

8.	Determination of total compensation to be granted to the Board of Directors for the fiscal year 2023 in accordance with the provisions of Article L. 225-45 of the French Commercial Code;

9.	Determination of total compensation to be granted to the Board of Directors for the fiscal year 2024 in accordance with the provisions of Article L. 225-45 of the French Commercial Code;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

10.	Reduction of the term of office of Directors from six years to two years and the corresponding amendment of Article 13 of the Company’s by-laws;

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 28, 2024

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11.	Amendment of the Company’s by-laws to align them with applicable legal provisions;

12.	Modification of the quorum requirements for shareholders’ meetings and the corresponding amendment of Articles 23 and 24 of the Company’s by-laws;

13.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders;

14.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code);

15.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code;

16.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

17.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

18.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

19.	Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital;

20.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations;

21.	Delegation to the Board of Directors to grant stock options of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with Articles L. 225-177 et seq. of the French Commercial Code with automatic waiver of the shareholders’ subscription rights;

22.	Delegation to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription rights;

23.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 28, 2024

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A.	DECISIONS RELATING TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Reports on the Company’s activity for the fiscal year ended December 31, 2023 (resolutions #1 to #3):

We invite you to read the Board of Directors’ management reports and the statutory auditors’ reports, which have been made available to you pursuant to French laws and regulations, and the Company’s 2023 Annual Report on the 2023 consolidated accounts, which is available on the Company’s website at www.edap-tms.com, in the “Investor Relations” section.

Renewal of term of office of KPMG SA as principal statutory auditor (resolutions #4)

We remind you that the terms of office of the Principal Statutory Auditor, KPMG S.A., and the Deputy Statutory Auditor, Salustro Reydel, are due to expire at the close of the General Meeting called to approve the financial statements for the year ending 31 December 2023.

We propose that you renew the term of office of KPMG S.A., as Principal Statutory Auditor, for a period of six financial years ending at the close of the General Meeting called to approve the financial statements for the year ending December 31, 2029, i.e. during 2030.

Since the Company is no longer required to have a Deputy Statutory Auditor, we propose not to renew the term of office of Salustro Reydel as Deputy Statutory Auditor.

Ratification of the provisional appointment of Mr. Ryan Rhodes and Mr. Lance Willsey as members of the board of directors (resolutions #5 and #6)

The Board of Directors, at its meeting held on August 23, 2023, appointed Mr. Ryan Rhodes as a member of the Board of Directors to replace Mr. Robrecht Michiels, who resigned. On December 6, 2023, the Board of Directors, appointed Mr. Lance Willsey as a member of the Board of Directors to replace Mr. Argil Wheelock, who resigned.

It is proposed that you ratify the appointments of Mr Ryan Rhodes and Mr Lance Willsey as members of the Company's Board of Directors for the remainder of the terms of office of Mr. Robrecht Michiels and Mr. Argil Wheelock, i.e., until the close of the General Meeting called in 2026 to approve the financial statements for the year ended 31 December 2025.

Appointment of Ms Fran Schulz as a member of the board of directors (resolution #7)

We propose that you appoint Ms Fran Schulz as a new member of the Company's Board of Directors for a term of six years, expiring at the close of the General Meeting called in 2030 to approve the financial statements for the year ended December 31, 2029 or, if the tenth resolution for the reduction of the term of office of Directors is adopted, for a term of two years, expiring at the close of the General Meeting called in 2026 to approve the financial statements for the year ended December 31, 2025.

Ms Fran Schulz who has extensive experience as a partner in an audit firm, will strengthen the Board's skills in line with the Company's strong growth strategy.

Determination of total compensation to be granted to the Board of Directors for the fiscal years 2023 and 2024 in accordance with the provisions of Article L. 225-45 of the French Commercial Code (resolutions #8 and #9)

We propose, in accordance with the provisions of Article L. 225-45 of the French Commercial Code, to allocate, as compensation for their activities related to the financial year ended December 31, 2021, the total amount of 134,000 euros to the Board of Directors, which is responsible for distributing this sum among its members.

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In addition, in line with its development strategy, particularly in the United States, the Company wishes to strengthen its Board of Directors and attract new directors with diversified and high-level profiles. We therefore propose that you allocate a maximum total amount of 325,000 euros as directors' compensation for the 2024 financial year and for each subsequent financial year, until the Ordinary General Meeting of shareholders decides otherwise. This new compensation package would allow the Company to meet its growth objectives and align it with the compensation standards of boards of directors of U.S. listed companies.

It will be up to the Board of Directors to allocate all or part of these sums among its members.

B.	DECISIONS RELATING TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Amendment and update of the company’s by-laws (resolutions #10 to #12)

In order to bring the Company's Articles of Association into line with the Nasdaq rules for U.S. companies or "Domestic issuers" and to bring them into line with the applicable legal provisions, we propose that you (i) reduce the term of office of directors from six years to two years, (ii) amend the Articles of Association to align them with the provisions of Article L. 225-248 of the French Commercial Code as recently amended by French law (loi) No. 2023-171 dated March 9, 2023 and the provisions of Articles L. 225-38 et seq. of the French Commercial Code relating to regulated agreements and (iii) amend the quorum and majority requirements for Extraordinary General Meetings.

More specifically, regarding the reduction of the term of office of the directors, the new term of office would apply immediately to all current directors such that their terms will all expire at the close of the Ordinary General Meeting to be held in 2026 to approve the financial statements for the year ending December 31, 2025.

Financial delegations to be granted to the Board of Directors

In accordance with French and international standards and in the interest of the Company, in particular its development, it seems appropriate to us for you to grant financial delegations to your Board of Directors to implement share capital increases, immediately or in the future, with or without preferential subscription rights (resolutions #13 to #18), and to increase the number of shares or securities to be issued in the event of an oversubscription in the framework of capital increases of the Company (resolution #20) in order to meet any fundraising opportunities that may be necessary to finance the Company’s development without having to hold another general shareholders’ meeting.

These new delegations will replace the delegations with the same purpose granted by the general shareholders’ meeting held on June 30, 2023.

In addition, in order to motivate and reward the efforts of the teams who are working to ensure the successful development of our business, particularly in the United States, we propose that you grant your Board of Directors the authority to grant stock-options giving the right to a maximum of 2,000,000 shares according to Articles L. 225-177 et seq. of the French Commercial Code and a maximum of 600,000 free shares according to Articles L. 225-197-1 of the French Commercial Code et seq. (resolutions #21 and #22).

Finally, we submit to your approval a resolution to grant the Board of Directors a delegation of authority to carry out a capital increase for the benefit of employees who are members of a company savings plan (resolution #23). This Resolution is required under Article L. 225-129-6 of the French Commercial Code. However, your Board of Directors reminds you that, given the Company’s structure, this proposal is not consistent with the Company’s profit-sharing policies; therefore, the Board of Directors recommends not approving this Resolution.

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The delegations submitted for your approval will allow the Board of Directors, in accordance with the law and the Company’s bylaws, to have full authority to implement these delegations for the purpose, without this list being exhaustive, of setting the dates, amounts, conditions and terms of any issuance as well as the form and characteristics of the shares or securities giving access to the capital or securities to be issued, with or without premiums.

In the event that the Board of Directors uses the delegations of authority granted to it pursuant to these resolutions, it shall report to the next ordinary shareholders’ meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For the purposes hereof, the Board of Directors asks you to approve the resolutions mentioned below, using the legal mechanism of a delegation of authority, and to delegate your authority to it in order to:

-	increase the share capital by issuance of shares or any securities giving access to the share capital of the Company, with preferential subscription rights for shareholders (resolution #13),

-	increase the share capital by issuance of shares or any securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code) (resolution #14),

-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code, it being specified that the issue price will be at least equal to the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the setting of the issue price, possibly reduced by a maximum discount of 20% (it being specified that if, when use is made of this delegation, the Company’s shares were admitted for trading on a regulated market, the price would be set in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of the French Commercial Code), taking into account if applicable, the date from which they begin to bear dividend rights and specifying that the issue price of securities giving access to the share capital issued by virtue of this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuance of these securities, at least equal to the issue price defined above (resolution #15),

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of a first category of persons who meet certain specified characteristics (as described below in A. and B.), being specified that the issue price will be at least equal to the average of the prices weighted by the volumes of the last 3 trading days on the Nasdaq market, preceding the setting of the issue price, possibly reduced by a maximum discount of 30% (resolution #16).

Pursuant to resolution #16, you are asked to reserve subscription of such shares for the new or existing categories of investors who meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros (issuance premium included):

A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and
(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; or
B.	any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above as part of such agents’ or underwriters’ compensation for their services; or

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C.	any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, to facilitate the settlement of the shares as part of a capital increase in the future.

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of the second category of persons, i.e.: (i) practitioners who have used the Company’s technologies who meet certain specified characteristics, or (ii) commercial partners, or (iii) patients who have benefited from treatments using technologies developed by the Company, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros, it being specified that the issue price will be at least equal to the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the setting of the issue price, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount (resolution #17),

-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following third category of persons: (i) directors and officers of the Company held at the office the date of issue of the shares or the securities, or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities, it being specified that issue price shall be set by the Board of Directors, by reference to:

•	the price of the last transaction on the Company’s share capital carried out during the previous 6 months with an overpricing or discount of plus or minus 10 % compared to this price, or

•	in the absence of any transaction on the share capital during the previous 6 months, at the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the fixing of the issue price, possibly reduced by a 30% discount.

In any event, the price determined by the Board of Directors may represent a discount compared to the price of the American Depositary Shares of the Company listed on the Nasdaq stock market (resolution #18).

In order to give the Company all the flexibility it needs to finance its development plan, resolution #19 sets the maximum aggregate nominal amount of the share capital increases that may be carried out and the debt securities that may be issued pursuant to the financial delegations submitted to your vote at 1,950,000 euros, i.e., a maximum of 15,000,000 shares to be issued with a nominal value of 0.13 euro each. Resolution #19 also sets the maximum aggregate nominal amount of the debt securities that may be issued under the delegations granted under the aforementioned resolutions at 100,000,000 euros or the equivalent of this amount in foreign currency on the issue date.

The Board of Directors asks you to approve resolution #20, in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135-1, L. 228-91, L. 228-92, L. 228-93 of the French Commercial Code, and to delegate your authority to it in order to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of capital increases of the Company, with or without preferential subscription rights, decided under the paragraphs above, pursuant to the conditions set forth in Article L. 225-135-1 and R. 225-118 of the French Commercial Code, i.e., to date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue, the said shares granting the same rights as the former shares, subject to the date where they begin to bear dividend rights. The nominal amount of any increases in share capital decided pursuant to this delegation shall be offset against the overall ceiling set forth above, to which amount will if necessary be added, the additional amount of shares or securities that may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of holders of securities giving access to the capital and other rights in the capital.

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The Board of Directors also asks the shareholders to grant to the Board of Directors all necessary powers to increase the share capital by a maximum nominal amount of 50,000 (fifty thousand) euros, through the issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, for members of the Company’s employee savings plan (resolution #23). This resolution is required under Article L. 225-129-6 of the French Commercial Code.

This resolution, which is required to be proposed to the shareholders under French law, is not consistent with the Company’s profit sharing policies; therefore, the Board of Directors recommends NOT approving resolution 23.

We ask you to adopt the resolutions submitted by the Board of Directors, with the exception of resolution #23.

In this context, we ask you to vote on the aforementioned resolutions submitted to you by your Board of Directors.

The Board of Directors

We draw your attention to the fact that this report, and the draft resolutions referred to therein, which will be submitted for your approval, do not constitute an offer to purchase or a solicitation to purchase shares or any other securities of the Company.

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 28, 2024

This is a free translation of the French language version and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,886,299.48 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

RESOLUTIONS TO BE SUBMITTED

TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD

ON JUNE 28, 2024

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting of EDAP-TMS S.A. (the “Company”) on June 28, 2024, at 3:00 pm., at the Company’s registered office located at 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France. The shareholders will deliberate on the following agenda and resolutions:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

1.	The special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code;

2.	The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2023; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2023 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2023 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the results for the fiscal year ended December 31, 2023;

4.	Renewal of the term of office of KPMG SA as Principal Statutory Auditor;

5.	Ratification of the provisional appointment of Mr. Ryan Rhodes as a member of the Board of Directors;

6.	Ratification of the provisional appointment of Mr. Lance Willsey as a member of the Board of Directors;

7.	Appointment of Ms Fran Schulz as a member of the Board of Directors;

8.	Determination of total compensation to be granted to the Board of Directors for the fiscal year 2023 in accordance with the provisions of Article L. 225-45 of the French Commercial Code;

9.	Determination of total compensation to be granted to the Board of Directors for the fiscal year 2024 in accordance with the provisions of Article L. 225-45 of the French Commercial Code;

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AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

10.	Reduction of the term of office of Directors from six years to two years and the corresponding amendment of Article 13 of the Company’s by-laws;

11.	Amendment of the Company’s by-laws to align them with applicable legal provisions;

12.	Modification of the quorum requirements for shareholders’ meetings and the corresponding amendment of Articles 23 and 24 of the Company’s by-laws;

13.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders;

14.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code);

15.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code;

16.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

17.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

18.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

19.	Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital;

20.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations;

21.	Delegation to the Board of Directors to grant stock options of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with Articles L. 225-177 et seq. of the French Commercial Code with automatic waiver of the shareholders’ subscription rights;

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22.	Delegation to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription rights;

23.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code;

*****

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

FIRST RESOLUTION (Special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code)

The Shareholders’ Meeting, deliberating pursuant to the quorum and majority requirements for ordinary meetings, having considered the statutory auditors’ special report relating to the agreements governed by Articles L. 225-38 et seq. of the French Commercial Code, notes that no agreement governed by the aforementioned article was entered into during the past fiscal year.

SECOND RESOLUTION (The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2023; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2023 and the consolidated financial statements in accordance with US accounting standards (US GAAP); approval of the annual accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2023 and granting of a discharge to the members of the Board of Directors for their management)

The Shareholders’ Meeting, acting in accordance with the quorum and majority criteria required for ordinary shareholders’ meetings, and having considered:

-	the Board of Directors’ report on the activity and management of the Company relating to the fiscal year ended December 31, 2023,
-	the Board of Directors’ report on corporate governance pursuant to Article L. 225-37 paragraph 6 of the French Commercial Code,
-	the Board of Directors’ special reports on the allocations of stock options and free shares prepared pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code,
-	the statutory auditors’ report relating to the annual accounts for the fiscal year ended December 31, 2023,
-	the statutory auditors’ report relating to consolidated financial statements for the year ended December 31, 2023, prepared in accordance with IFRS,
-	the statutory auditors’ report relating to the consolidated accounts prepared for the year ended December 31, 2023, prepared in accordance with U.S. generally accepted accounting principles (US GAAP), approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31, 2023 as they have been presented; and thus approves the transactions transcribed in the aforesaid financial statements and summarized in such reports, approves the consolidated financial statements for the year ended December 31, 2023, prepared in accordance with IFRS,

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approves the consolidated accounts relating to the fiscal year ended December 31, 2023 established in accordance with U.S. GAAP, as they have been presented in the annual report on our consolidated financial statements (Form 20-F) submitted to the Securities and Exchange Commission (“SEC”) on March 28, 2024; it also approves the transactions reflected in these financial statements and summarized in that report, grants, therefore, a release to all members of the Board of Directors for their management during fiscal year ended December 31, 2023.

THIRD RESOLUTION (Allocation of the result for the fiscal year ended December 31, 2023)

The Shareholders’ Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having considered the management report of the Board of Directors,

notes that the result of the financial year ended December 31, 2023 is a net book loss of 2,366,868.56 euros.

decides to allocate the entire net book loss, i.e. the sum of 2,366,868.56 euros to the debit item “retained earnings,” thus reducing it from (14,396,612) euros to (16,763,481) euros,

in accordance with the provisions of Article 243 bis of the French General Tax Code, notes that no dividends have been distributed during the last three financial years,

pursuant to Article 223 quater of the French General Tax Code, notes that there are no non-deductible expenses and charges referred to in Article 39-4 of this Code.

FOURTH RESOLUTION (Renewal of the term of office of KPMG SA as Principal Statutory Auditor)

The Shareholders' General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having considered the report of the Board of Directors,

noting that the term of office of the Principal Statutory Auditor, KPMG S.A., and of the Deputy Statutory Auditor, Salustro Reydel, expires at the end of the ongoing meeting,

hereby decides to renew the term of office of the Principal Statutory Auditor, KPMG S.A., for another period of six (6) financial years, i.e. up to the end of the annual shareholders’ meeting convened to deliberate on the accounts of the financial year to close on December 31, 2029, hereby decides not to renew the term of office of the Deputy Statutory Auditor, Salustro Reydel, as such renewal is not required under the applicable legal provisions.

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FIFTH RESOLUTION (Ratification of the provisional appointment of Mr. Ryan Rhodes as a member of the Board of Directors)

The Shareholders’ General Meeting, voting on the quorum and majority conditions for the Ordinary Meetings,

having reviewed the report of the Board of Directors,

having noted that the Board of Directors, at its meeting held on August 23, 2023, appointed Mr. Ryan Rhodes as a member of the Board of Directors to replace Mr. Robrecht Michiels, who resigned, for the remainder of his term of office, i.e. until the close of the Annual General Meeting to be held in 2026 to approve the financial statements for the year ending December 31, 2025, ratifies, in accordance with the provisions of Article L. 225-24 of the French Commercial Code, the appointment of Ryan Rhodes as a Director.

SIXTH RESOLUTION (Ratification of the provisional appointment of Mr. Lance Willsey as a member of the Board of Directors)

The Shareholders’ General Meeting, voting on the quorum and majority conditions for the Ordinary Meetings,

having reviewed the report of the Board of Directors,

having noted that the Board of Directors, at its meeting held on December 6, 2023, appointed Mr. Lance Willsey as a member of the Board of Directors to replace Mr. Argil Wheelock, who resigned, for the remainder of his term of office, i.e. until the close of the Annual General Meeting to be held in 2026 to approve the financial statements for the year ending December 31, 2025, ratifies, in accordance with the provisions of Article L. 225-24 of the French Commercial Code, the appointment of Lance Willsey as a Director.

SEVENTH RESOLUTION (Appointment of Ms Fran Schulz as a member of the Board of Directors)

The Shareholders’ General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

Having considered the report of the Board of Directors and the Nominations Committee,

appoints Ms Fran Schulz, an American citizen, as a Director for a period of six (6) years i.e. until the close of the Annual General Meeting to approve the financial statements for the year ending December 31, 2029, or, if the tenth resolution for the reduction of the term of office of Directors is adopted, for a term of two (2) years ending at the close of the Annual General Meeting to take place in 2026 to approve the financial statements for the year ending December 31, 2025.

Ms Fran Schulz has already indicated that she accepts her appointment as Director and is not affected by any incompatibility likely to prevent her from exercising these functions.

EIGHTH RESOLUTION (Determination of total compensation to be granted to the Board of Directors for the fiscal year 2023 in accordance with the provisions of Article L. 225-45 of the French Commercial Code)

The Shareholders’ General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

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having considered the report of the Board of Directors,

in accordance with the provisions of Article L. 225-45 of the French Commercial Code,

decides to set at 134,000 euros the maximum aggregate annual amount to be allocated to the Directors as remuneration for their services, for the year ended December 31, 2023, for the financial year ended December 31, 2023.

NINTH RESOLUTION (Determination of total compensation to be granted to the Board of Directors for the fiscal year 2024 in accordance with the provisions of Article L. 225-45 of the French Commercial Code)

The Shareholders’ General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having considered the report of the Board of Directors,

in accordance with the provisions of Article L. 225-45 of the French Commercial Code,

decides to set at 325,000 euros the maximum aggregate annual amount to be allocated to Directors as remuneration for their services, for the year ended December 31, 2024 and for each subsequent year, until further resolution by the Ordinary General Meeting.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

TENTH RESOLUTION (Reduction of the term of office of Directors from six years to two years and the corresponding amendment of Article 13 of the Company’s by-laws)

The Shareholders’ General Meeting, voting on the quorum and majority conditions for Extraordinary Meetings,

having considered the report of the Board of Directors,

decides to reduce the term of office of Directors from six years to two years, and to amend the third paragraph of Article 13 of the Company’s bylaws accordingly, as follows:

“The Directors’ term of office is two (2) years. The tenure of a Director shall terminate at the close of the Ordinary General Shareholders Meeting that meets to vote upon the accounts of the preceding fiscal year and is held in the year during which the term of office of said Director comes to an end.”

acknowledges, consequently that the terms of office as directors of Mr. Ryan Rhodes, Mr. Lance Willsey, Ms. Marie Meynadier, Mr. Marc Oczachowski and Mr. Pierre Beysson will expire at the close of the Ordinary General Meeting of shareholders to be held in 2026 to approve the financial statements for the year ending December 31, 2025.

ELEVENTH RESOLUTION (Amendment of the Company’s by-laws to align them with applicable legal provisions)

The Shareholders’ General Meeting, voting on the quorum and majority conditions for Extraordinary Meetings,

having considered the report of the Board of Directors,

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decides to amend Article 30 of the Company’s bylaws to align it with applicable legal provisions, as follows:

“The Extraordinary Shareholders' Meeting may, at any time, decide the accelerated dissolution of the Company.

If - as a consequence of the losses showed by the Company's accounts, the net assets of the Company are reduced below one half of the registered capital of the Company, the Board of Directors must, within four months from the approval of the accounts showing this loss, convene an Extraordinary Shareholders' General Meeting in order to decide whether the Company should be dissolved before its statutory term.

If the dissolution is not declared, the company is required to, at the latest at the closing of the second fiscal year following that which has showed the losses, restore the net assets up to an amount at least equal to one half of the capital or, subject to the legal provisions concerning the minimum capital of sociétés anonymes, reduce its capital by the necessary amount so that the amount of net assets is at least equal to one half of the capital.

If, before the expiry of the term mentioned above, the net assets have not been restored up to an amount at least equal to one half of the capital while the capital is greater than the threshold set forth by the applicable legal provisions, the company is required to, at the latest at the closing of the second fiscal year following the expiry of such term, reduce its capital, subject to the legal provisions concerning the minimum capital of sociétés anonymes, by the necessary amount so that the amount of capital is lower than or equal to this threshold.

If, pursuant to the preceding paragraph, the Company has reduced its capital without restoring its net assets, and subsequently carries out a capital increase, it will be required to comply with the provisions of the preceding paragraph before the end of the second fiscal year following that in which the capital increase took place.

Failing such meeting of the Extraordinary Shareholders' General Meeting as well as when the meeting has not been able validly to take its resolutions, any person with an interest to do so may file a claim before a court for the dissolution of the Company.

The Company is in liquidation at the time of its dissolution, whatever the reason. Its legal personality remains for the needs of the liquidation until it is closed.

During the liquidation, the General Meeting keeps the same powers as when the Company existed.

The shares remain negotiable until the liquidation is closed.

The dissolution of the Company is opposable to third parties only as from the date when the dissolution is published at the Trade and Corporate Registry.”

decides to amend Article 18.2 of the Company’s bylaws, as follows:

“18.2 According to the provisions of Article L. 225-38 of the French Commercial Code, any agreement to be entered into - either directly or indirectly or through an intermediary - between the Company and one of its Directors, its Chief Executive Officer or Deputy Chief Executive, one of its shareholders holding more than 10% of the voting rights or, if it is a company, the company controlling it (as referred to in the Section L. 233-3 of the French Commercial Code) is subject to a prior authorization of the Board of Directors. The same authorization applies to the agreements in which these persons are indirectly interested.

The same shall apply for agreements between the Company and another company, whenever one of the Directors, Chief Executive Officer(s) or Deputy Chief Executive(s) of the Company is the owner, a partner with unlimited liability, a manager, Director, member of the Supervisory Board or more generally an officer of said company.

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However, such provisions do not apply to agreements entered into in the ordinary course of business and on arm's length terms, or to agreements entered into between two companies of which one holds, directly or indirectly, the entire share capital of the other, after deduction, where applicable, of the minimum number of shares required to meet the requirements of Article 1832 of the French Civil Code or Articles L. 225-1, L. 22-10-1, L. 22-10-2 and L. 226-1 of the French Commercial Code.

Pursuant to the provisions of Article L. 225-40 of the French Commercial Code, any person directly or indirectly involved in an agreement must inform the Board as soon as he or she becomes aware of an agreement to which Article L. 225-38 of the French Commercial Code is applicable. The interested party, being a member of the Board of Directors, may not take part in the deliberations or vote on the requested authorization.

The Chairman of the Board of Directors informs the Statutory Auditor, if any, of all agreements authorized and entered into, and submits them to the Shareholders' Meeting for approval.

The Statutory Auditor or, if no Statutory Auditor has been appointed, the Chairman of the Board of Directors, present a special report on these agreements to the Shareholders' Meeting, which votes on the report.

Any person directly or indirectly interested in the agreement may not take part in the vote. His/her shares are not taken into account for the calculation of the majority.”

TWELFTH RESOLUTION (Modification of the quorum requirements for shareholders’ meetings and the corresponding amendment of Articles 23 and 24 of the Company’s by-laws)

The Shareholders’ General Meeting, voting on the quorum and majority conditions for Extraordinary Meetings,

having considered the report of the Board of Directors,

decides to modify the quorum requirements for ordinary, extraordinary shareholders’ meetings and special general meetings, to 33⅓, and to amend Articles 23 and 24 of the Company’s bylaws as follows:

“ARTICLE 23 - EXTRAORDINARY GENERAL MEETINGS

The Extraordinary Shareholders' Meeting convened on the first or second notice of meeting may only validly deliberate if the shareholders present or represented hold at least 33⅓ of the shares with voting rights.

Decisions of the Extraordinary Shareholders' Meeting are taken by a two-thirds majority of the votes cast by the shareholders present or represented. The votes cast do not include those attached to shares for which the shareholder has not taken part in the vote, has abstained or has voted blank or invalid.

ARTICLE 24 - ORDINARY GENERAL MEETINGS

The Ordinary Shareholders' Meeting convened on the first or second notice of meeting may only validly deliberate if the shareholders present or represented hold at least 33⅓ of the shares with voting rights.

Decisions of the Ordinary General Meeting are taken by a majority of the votes cast by the shareholders present or represented. The votes cast do not include those attached to shares for which the shareholder has not taken part in the vote, has abstained or has voted blank or invalid.”

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THIRTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 thereof,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance, in France or abroad, of ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or of any company that directly or indirectly holds more than half of its share capital or of which it directly or indirectly holds more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the aggregate maximum nominal amount of the capital increases that may be carried out, immediately or in the future, pursuant to this resolution is set at 1,950,000 euros (or its equivalent in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount being applied against the aggregate maximum provided for in the nineteenth resolution below,

3.       decides to fix at 75,000,000 euros (or its equivalent in foreign currency on the date of subscription) the maximum nominal amount of debt securities that may be issued under this delegation,

provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount will be applied against the aggregate maximum referred to in the nineteenth resolution below;
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issuance of which would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36-A of the French Commercial Code,

4.       decides that the shareholders may exercise, in accordance with the law and regulations in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

5.       decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

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6.       decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, the excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-	limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,
-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,
-	offer to the public all or part of the unsubscribed securities,

7.       specifies that transactions contemplated by this delegation may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including a retroactive date, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

9.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

11.       decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces any prior authorization having the same purpose.

FOURTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code))

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The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up, having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or of any company that directly or indirectly holds more than half of its share capital or of which it directly or indirectly holds more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides the issuances that may be carried out pursuant to this delegation may be carried out through a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code), it being specified that the Company may proceed by way of the filing of a registration statement with the SEC in the United States,

3.       decides that the maximum nominal amount of the capital increases, which may be carried out immediately or in the future pursuant to this resolution, is set at 1,950,000 euros (or its equivalent in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital; this amount shall be applied against the aggregate maximum provided for in the nineteenth resolution below,

4.       decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities that may be issued pursuant to this delegation, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount will be applied against the aggregate maximum provided for in the nineteenth resolution below,
-	this aggregate maximum does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issuance of which would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code;

5.       decides to cancel the shareholders’ preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law,

6.       decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of French Commercial Code). In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s shares on the Nasdaq,

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7.       acknowledges that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in particular, in order to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

9.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

11.       decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces any prior authorization having the same purpose.

FIFTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code)

The Shareholders’ Meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136, and L. 228-91, and following of the French Commercial Code and paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code,

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1.       delegates to the Board of Directors its authority to decide, on one or more occasions, in the proportions and at the time it deems appropriate, in France or abroad, to issue ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that directly or indirectly owns more than half of its capital or of which it directly or indirectly owns, with the ability to issue these securities in euros or in foreign currency or any other monetary unit established by reference to several currencies, at the discretion of the Board of Directors, that may be paid up in cash, including through the offsetting of receivables,

2.       decides that the issues that may be carried out pursuant to this resolution may be carried out by means of offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code, and in particular to qualified investors or a limited circle of investors ;

3.       decides that the securities thus issued may consist of debt securities, be related to the issuing of such securities or allow their issue as intermediate securities,

4.       decides to waive the preferential subscription rights of the shareholders over ordinary shares or securities issued pursuant to this delegation,

5.       notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities thus issued,

6.       decides that the total nominal amount of share capital increases that may be carried out immediately and/or in future, pursuant to this delegation, may not be higher than 1.950.000 euros nor in any circumstances exceed the limits provided in the regulations applying on the date of issue (by way of indication, on the date of this Shareholders’ Meeting, the issuance of equity securities carried out by an offer covered by paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code is limited to 20% of the capital of the Company each year, with this share capital being assessed on the date that the Board of Directors decides to use this delegation), being the maximum amount to which shall be added, where applicable, the additional amount of the shares to be issued in order to maintain, in accordance with legal and regulatory provisions and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital,

7.       decides the nominal amount of the increases in share capital that may be thus carried out shall be applied against the aggregate maximum amount referred to in the nineteenth resolution below,

8.       decides to set at 75,000,000 euros (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, it being specified that:

-	this amount will be increased, where applicable, by any redemption premium above the par value;
-	this amount will be applied against the aggregate maximum referred to in the nineteenth resolution below;
-	this maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French Commercial Code the issuance of which would be resolved or authorized by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code, or in the other cases, under conditions to be determined by the Company in accordance with Article L. 228-36-A of the French Commercial Code,

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9.       decides that, if the subscriptions have not completely taken up all of such an issuance, the Board of Directors may use, in the order that it decides, one or other of the following powers:

-	limiting the issue to the amount of subscriptions, on condition that this reaches at least three- quarters of the issue that was initially agreed;
-	freely allocate all or part of the unsubscribed securities between the persons of its choice,

10.      decides that the issue price of shares issued by virtue of this delegation shall be determined by the Board of Directors and shall be at least equal to the volume-weighted average price of the last 3 trading days, on the Nasdaq market, preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 20% (it being nonetheless specified that if, when use is made of this delegation, the Company’s shares were admitted for trading on a regulated market, the price would be set in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of the French Commercial Code), taking into account, where applicable, the date from which they begin to bear dividend rights and specifying that the issue price of securities giving access to the share capital issued by virtue of this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuance of these securities, at least equal to the issue price defined above,

11.      decides that the Board of Directors shall have all powers in order to implement, in accordance with legal provisions and with the Company’s bylaws, this delegation for the purpose notably of:

-	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;
-	setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;
-	making any adjustments required pursuant to the legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities or other rights giving access to the share capital of the Company; and
-	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months.

12.      decides that the Board of Directors may:

-	at its own initiative, and as it deems appropriate, charge the costs, fees and expenses incurred by the capital increases by virtue of the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;
-	take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws,

13.      notes that, if the Board of Directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions,

14.      decides that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces any prior authorization having the same purpose.

SIXTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics)

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the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq., L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,950,000 euros (or its equivalent in foreign currencies as at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital; this amount shall be applied against the aggregate maximum provided for in the nineteenth resolution below,

4.       decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the nineteenth resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code,

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities that are the subject of this resolution to the new or existing investors that meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and

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(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; or

B.       any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services; or

C.       any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, to facilitate the settlement of the shares as part of a capital increase in the future.

6.       specifies that, pursuant to Article L. 225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the volume-weighted average price of the last 3 trading days, on the Nasdaq market preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-	determining, the amount of the share capital increase, the issuance price (it being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,
-	setting the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	setting the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	setting the list of beneficiaries for each of the aforementioned categories and the number of shares to be allocated to each of them,
-	allocating the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	completing formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, entering into any agreement, in particular if necessary to ensure completion of the contemplated issuances, taking all measures and completing all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces any prior authorization having the same purpose,

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10.      acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

SEVENTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq., L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 1,950,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the nineteenth resolution below,

4.       decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities that may be issued pursuant to this delegation, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the nineteenth resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code,

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

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(i)	practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the securities, subject to compliance with the applicable laws and professional ethics; and/or,
(ii)	commercial partners of the Company who have entered into a business agreement with the Company over the last 24 months preceding the issuance of the securities, and/or
(iii)	patients who have benefited from treatments using technologies developed by the Company over the last 10 years,

6.       specifies that, pursuant to Article L. 225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the setting of the price of the issue, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determining the amount of the share capital increase, the issuance price (it being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	setting the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	setting the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	setting the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocating the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	completing formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, entering into any agreement, in particular if necessary to ensure completion of the contemplated issuances, taking all measures and completing all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces any prior authorization having the same purpose,

10.      acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

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EIGHTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq., L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription o which may be made either in cash or by offsetting receivables,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 1,950,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the nineteenth resolution below.

4.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities that would be issued hereto and to reserve subscription of such shares and securities that are the subject of this resolution in favor of the following category: (i) directors and officers of the Company holding office on the date of issue of the shares or the securities or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities,

5.       specifies that, pursuant to Article L. 225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

6.       decides that the issue price will be set by the Board of Directors by reference, alternately, (i) either to the price of the last transaction on the Company’s share capital carried out during the previous 6 months, with an additional price or a discount of plus or minus 10% respectively compared to this price, (ii) or, in the absence of a transaction on the share capital during the previous 6 months, to the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the determination of the issue price, possibly reduced by a discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation will be such that the amount received immediately by the Company, increased by the amount likely to be received by it upon exercise or conversion of said securities, is, for each share issued as a result of the issue of said securities, at least equal to the minimum amount referred to above.

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7.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determining the amount of the share capital increase, the issuance price (it being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	setting the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	setting the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	setting the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocating the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	completing formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, entering into any agreement, in particular if necessary to ensure completion of the contemplated issuances, taking all measures and completing all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces any prior authorization having the same purpose,

9.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

NINETEENTH RESOLUTION (Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

1.	the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the thirteenth to eighteenth resolutions set forth above is set at 1,950,000 euros (one million nine hundred fifty thousand euros) i.e., a maximum 15,000,000 shares with a nominal value of 0.13 euro each, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

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2.	the maximum aggregate nominal amount of debt securities that may be issued pursuant to the delegations granted in the thirteenth to eighteenth resolutions set forth above is set at 100,000,000 euros or the equivalent of this amount in foreign currencies on the issuance date, provided that:

-	this maximum aggregate nominal amount may be increased by any reimbursement premium exceeding par value, and
-	this maximum aggregate nominal amount does not apply to debt securities pursuant to Article L.228-40, L. 228-36-A and L. 228-92 al. 3 of the French Commercial Code, the issuance of which would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

TWENTIETH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights)

The Shareholders’ Meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135-1, L. 228-91, L. 228-92, L. 228-93 of the French Commercial Code,

1.       delegates the authority to the Board of Directors to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of the Company’s capital increases, or without preferential subscription rights, decided pursuant to the thirteenth to eighteenth resolutions set forth above under the conditions stipulated in Article L. 225-135-1 and R. 225-118 of the French Commercial Code (i.e. to a date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue), the said shares granting the same rights as the former shares subject to the date where they begin to bear dividend rights,

2.       states that the par value of any capital increase decided pursuant to this delegation will be subtracted from the aggregate maximum stipulated in the nineteenth resolution above, to which amount will if necessary be added, the additional amount of shares or securities which may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual stipulations that apply, the rights of holders of securities giving access to the capital and other rights in the capital,

3.       decides that the Board of Directors shall have all powers in order to implement, in accordance with the legal provisions and with the Company’s bylaws, this resolution for the purpose of:

-	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;
-	setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;
-	to make any adjustments required pursuant to legal and regulatory provisions and, where applicable, contractual provisions that apply, in order to protect the rights of the bearers of securities and other rights giving access to the share capital of the Company; and

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-	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,

4.       decides that the Board of Directors may:

-	at its own initiative, and when it deems it appropriate, charge the costs, fees and expenses incurred by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;
-	take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws,

5.       notes that, if the Board of Directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions,

6.       decides that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and terminates any previous authorization having the same purpose.

TWENTY-FIRST RESOLUTION (Delegation to the Board of Directors to grant stock options of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with Articles L. 225-177 et seq. of the French Commercial Code with automatic waiver of the shareholders’ subscription rights)

The Shareholders’ Meeting, voting under the quorum and majority criteria required for extraordinary shareholders meetings,

having considered the Board of Directors’ report and the statutory auditors’ report:

1.       authorizes the Board of Directors, in accordance with Articles L. 225-177 et seq. of the French Commercial Code, to grant, on one or more occasions, to employees and/or employee officers of the Company, as well as those of the companies mentioned in Article L. 225-180 of the French Commercial Code, options entitling the holder to subscribe new shares of the Company, under the following conditions:

•	the options to subscribe for shares that the Board of Directors is authorized to grant, shall represent a maximum of 2,000,000 shares of the Company each with a face value of €0.13; representing a capital increase of a maximum nominal amount of 260,000 euros,

•	to the extent that the shares of the Company, each represented by an "American Depositary Share" (hereinafter referred to as an "ADS"), are admitted to trading on the NASDAQ Global Market in the United States of America, the exercise price of each of these options shall be determined by the Board of Directors, on the day the option is granted, by reference to the closing share price on the NASDAQ on the day preceding that of the Board of Directors' decision to grant the options. The exercise price shall not be lower than 95% of the average quoted price of the ADS of the Company listed on the NASDAQ stock market calculated on the basis of the last twenty (20) trading sessions preceding the date of the decision of the Board of Directors to grant such options,

•	no option for the subscription of shares may be granted less than twenty trading sessions after the dividend date or after a share capital increase,

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•	the options to subscribe for shares shall be exercised by their beneficiaries within a maximum of ten (10) years from the day on which they are granted; this timeframe may however be reduced by the Board of Directors for the beneficiaries who are residents in a given country, to the extent this may be necessary to comply with the applicable laws of such country,

•	the total number of shares that can be subscribed upon exercise of options granted and not yet exercised may not be greater than one third of the share capital of the Company,

•	options to subscribe for shares may not be granted to any employee holding more than 10% of the share capital on the date of the decision of the Board of Directors to grant such options,

•	any options to subscribe for shares granted by the Board of Directors to employees subject to taxation in the United States are intended to be Incentive Stock Options ("ISOs") under the U.S. Internal Revenue Code, and must meet the certain criteria listed below, among other criteria. The options to subscribe for shares can also be non-qualified stock options (for U.S. tax purposes) in the discretion of the Board of Directors at the time of grant or when the ISO limits are exceeded.

The following additional terms will apply to grants of options to subscribe for shares designated as ISOs:

(i) Eligible employees: All employees of the Company and its subsidiaries in which the Company directly or indirectly owns or controls more than 50% of the total voting rights of the outstanding securities giving the right to the election of members of the Board of Directors represented by all classes of shares issued by this company may be beneficiaries of the ISO allocation plan provided they meet the legal conditions required to be granted share subscription options. The beneficiaries will be determined by the Board of Directors. Consultants and directors who are not employees are not eligible for these awards.

(ii) Maximum number of shares: The ISOs that the Board of Directors is authorized to grant will cover a maximum of 2,000,000 shares of the Company. Any beneficiary could be granted up to ISO 2,000,000, up to the maximum amount of shares to be issued and to the extent that this beneficiary is eligible to receive these options under current French regulations.

(iii) Exercise price: The exercise price is determined by the Board of Directors in accordance with the procedures referred to above, it being specified, however, that in the case of ISO beneficiaries who are not 10% Shareholders (as defined below) (and NQSO beneficiaries who are US tax residents), the exercise price of the options may not be less than 100% of the market value of a share of the Company on the day the option is granted, which is determined by reference to the closing share price on the NASDAQ on the day preceding the date of the Board of Directors' decision to grant the options. If an ISO beneficiary is a 10% Shareholder, the exercise price may not be less than 110% of the market value of a Company share.

(iv) Option term: The ISOs may be exercisable for up to ten years from the date of grant. However, when an employee, at the date of grant, holds greater than 10% of the share capital of the Company (a “10% Shareholder”), and to the extent that it is eligible for grants under the plan pursuant to applicable regulations, the options are exercisable for up to five years from the date of grant. The terms of ten and five years, respectively, may not be exceeded, including in the case of early exercise in the event of death or disability of the beneficiary.

2.       decides that the exercise price of the options to subscribe for shares may not be changed during the duration of the option. If the Company carries out one of the transactions mentioned in Article L. 225-181 of the French Commercial Code, the Board of Directors shall take the necessary steps to protect the interests of the beneficiaries of the options to subscribe for shares as provided in Article L. 228-99 of the French Commercial Code. In case of issuance of new securities giving access to the Company share capital, as well as in the case of merger or split-up, the Board of Directors could suspend the exercise of the options,

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3.       takes note that, pursuant to Article L. 225-178 of the French Commercial Code, the present authorization shall automatically give rise, in favor of the beneficiaries of stock options, to waiver by the shareholders of their preferential subscription rights to the shares issuable upon exercise of the option;

4.       gives to the Board of Directors all necessary powers to determine the terms of the option plan, the conditions under which the options to subscribe for shares will be granted, including in particular:

-	to determine the list of beneficiaries of the options to subscribe for shares as well as the number of options to grant to each of such beneficiaries;

-	to suspend temporarily and for the maximum duration provided by law, which is, on this day, three (3) months, the exercise of the options in case transactions mentioned in Article L. 225-149-1 of the French Commercial Code are carried out;

-	to prohibit the immediate resale of all or part of the shares without the time limit imposed for the retention of the shares exceeds three (3) years from the exercise of the option.

5.       decides that the Board of Directors shall have at its disposal all the necessary powers to take note of the share capital increases and fulfill the related formalities,

6.       determines that the present authorization may be used by the Board of Directors during thirty-eight (38) months as from this day and terminates any previous authorization having the same purpose,

7.       acknowledges that the Board of Directors shall inform the shareholders every year at the ordinary shareholders meeting of the transactions implemented pursuant to this authorization.

TWENTY-SECOND RESOLUTION (Delegation to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription rights)

The Shareholders’ Meeting, deliberating under the quorum and majority voting rules required for extraordinary shareholders’ meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-197-1 and following of the French Commercial Code,

1.       authorizes the Board of Directors to carry out the allocation of free shares existing and/or to be issued in the future by the Company, on one or several occasions, to members of the Company’s salaried staff or to certain categories of them and/or to its executive officers who satisfy the conditions stipulated in Article L. 225-197-1 of the French Commercial Code as well as to the members of the salaried staff and/or to executive officers who satisfy the conditions stipulated in Article L. 225-197-1 of the French Commercial Code of companies or economic interest economic groupings in which the Company directly or indirectly holds at least 10% of the capital or voting rights in, on the date the said shares are allocated,

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2.       specifies that the Board of Directors must, if the Company’s shares are listed for trading on the regulated Euronext market in Paris, comply with the provisions of Article L. 22-10-60 of the French Commercial Code in order to be able to allocate the free shares to the executive officers who satisfy the conditions of Article L. 225-197-1, II of the French Commercial Code,

3.       resolves to fix the number of free shares which can be allocated by the Board of Directors under this authorization at 600,000 shares with a unit par value of 0.13 euro, i.e. 78,000 euros, it being specified that this number (a) does not take into account any adjustments made to preserve the rights of beneficiaries of ordinary shares, in accordance with legal and regulatory provisions and, as the case may be, applicable contractual provisions, and (b) may not in any event exceed the percentage of share capital on the date of the considered grant, as set out in Article L. 225-197-1 of the French Commercial Code;

4.       resolves that the grant of shares to their beneficiaries will be final and binding subject to satisfying the conditions and criteria which may be set forth by the Board of Directors after a period of at least one year (the “Vesting Period”) and that the beneficiaries of these shares must hold them for a period fixed by the Board (the “Lock-in Period”) which, combined with the Vesting Period, cannot be less than two (2) years,

5.       resolves, as an exception to the above, that the shares will be definitely allocated before the end of the Vesting Period if the beneficiary is affected by a disability which is classified in the second and third categories of Article L. 341-4 of the French Social Security Code,

6.       resolves that the shares allocated will be freely transferable in the event of a demand for allocation made by the heirs of a deceased beneficiary or if the beneficiary is affected by a disability corresponding to a classification in the above-mentioned categories of the French Social Security Code,

7.       resolves that the Vesting period and the Lock-in Period will be fixed by the Board of Directors within the above-mentioned limits,

8.       notes that in accordance with Article L. 225-197-1 of the French Commercial Code, when the allocation concerns shares to be issued in the future, this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the newly issued shares in favor of the beneficiaries of the free shares, with the corresponding increase in capital being definitely performed by the sole fact of the shares being allocated to the beneficiaries,

9.       notes that as far as is required, this decision entails the waiver by the shareholders, in favor of the grantees, of the portion of the reserves, profits or premiums which will if necessary be used if new shares are issued at the end of the Vesting Period, and which the Board of Directors is given full powers to realize,

10.      delegates full powers to the Board of Directors to:

-	record the existence of sufficient reserves and proceed for each allocation to transfer the sums necessary to pay up the new shares to be allocated to an unavailable reserve account;

-	determine the identity of the beneficiaries of the allocations and the number of shares liable to be allocated to each of them;

-	fix the terms and if necessary the criteria for the allocation of these shares;

if necessary:

-	decide, in due course, the capital increase(s) corresponding to the issuance of any new shares allocated freely;

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-	carry out any share purchases required to deliver any existing shares allocated freely;

-	take all necessary measures to ensure that the beneficiaries comply with the required holding obligation;

-	and in general do whatever may be required within the scope of the current legislation to implement this authorization,

11.      specifies that the Board of Directors may, within the limits it has previously fixed, subdelegate the powers which are entrusted to it under this resolution in accordance with the applicable legislative and regulatory provisions,

12.      resolves that the Board of Directors will inform the general meeting of the allocations made within the context of this resolution every year, in accordance with Article L. 225-197-4 of the French Commercial Code,

13.      determines that the present authorization may be used by the Board of Directors during thirty-eight (38) months as from this day and terminates any previous authorization having the same purpose;

TWENTY-THIRD RESOLUTION (Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d’épargne d’entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code)

The Shareholders’ Meeting, deliberating under the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors' report in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1, and Articles L. 3332-18 et seq. of the French Labor Code,

1.	delegates to the Board of Directors its authority to increase the share capital, on one or more occasions, at its sole discretion, through the issuance of ordinary shares reserved, either directly or through a company mutual fund (fonds commun de placement et d’entreprise), for the members of a company savings plan (plan d’épargne entreprise) as provided for in Articles L. 3332-1 et seq. of the French Labor Code, which would be open to open to employees of the Company and its affiliates within the meaning of Article L. 225–180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code and who also meet any conditions that may be set by the board of directors (hereafter the “Group Employees”),

2.	decides to cancel, as a result, the preferential subscription rights granted to the shareholders by Article L. 225-132 of the French Commercial Code and to reserve the subscription of said ordinary shares for Group Employees,

3.	sets the period of validity of this delegation of authority at eighteen (18) months from the date of this Shareholders’ Meeting,

4.	sets the maximum nominal amount of the shares that may be thus issued at 50,000 euros,

5.	decides that the share issuance price will be determined by the Board of Directors in accordance with the provisions of Article L. 3332-20 of the French Labor Code.

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